Exhibit 21.1
AMKOR TECHNOLOGY, INC.
LIST OF SUBSIDIARIES

Subsidiary	Jurisdiction of Organization

Amkor Advanced Technology Taiwan, Inc.	Taiwan
Amkor Assembly & Test (Shanghai) Co., Ltd.	China
Amkor Technology Euroservices, S.A.R.L.	France
Amkor Technology Holding, B.V.	Netherlands
Amkor Technology Japan, K.K.	Japan
Amkor Technology Korea, Inc.	Korea
Amkor Technology Limited	Cayman Islands
Amkor Technology Malaysia Sdn. Bhd.	Malaysia
Amkor Technology Philippines, Inc. (A Branch of a Singapore Company)	Philippines
Amkor Technology Singapore Investment Pte. Ltd.	Singapore
Amkor Technology Singapore Holding Pte. Ltd.	Singapore
Amkor Technology Taiwan Ltd.	Taiwan
Amkor Worldwide Services LLC	Delaware
Guardian Assets, Inc.	Delaware
Unitive International N.V.	Curacao